Related Financial Services, LLC

(A Wholly Owned Subsidiary of Related Fund Management, LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2019
(Confidential Treatment Requested)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Related Financial Services, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Columbus Circle_____
                          (No. and Street)

New York   NY   10023
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 897-1692
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

51 John F. Kennedy Parkway   Short Hills   NJ   07078
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Related Financial Services, LLC

(A Wholly Owned Subsidiary of Related Fund Management, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.

[ ]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ]   Rule 15c3-3 Exemption Report

** **   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Suzanne Zacharias, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Related Financial Services, LLC at December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CCO

Title

Subscribed and sworn
to before me 21st day of February 2020

Corine M. Colligan

CORINE M COLLIGAN
Notary Public, State of New York
Registration #01CO6014998
Qualified In New York County
Commission Expires October 19, 2022



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Member and Management
Related Financial Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Related Financial Services, LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Short Hills, New Jersey
February 21, 2020

Related Financial Services, LLC
(A Wholly Owned Subsidiary of Related Fund Management, LLC)

Statement of Financial Condition
December 31, 2019

Assets	
Cash	$ 19,039,034
Due from escrow agent	250,000
Due from affiliates	2,751,075
Property and furniture net of accumulated depreciation of $60,230	84,474
Prepaid expenses and other assets	20,217
Total assets	$ 22,144,800
Liabilities and Member's Equity	
Foreign finders' fees payable	$ 10,041,530
Accounts payable and accrued expenses	69,596
Due affiliate	148,427
Total liabilities	10,259,553
Member's equity	11,885,247
Total liabilities and member's equity	$ 22,144,800

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

    Related Financial Services, LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware on November 6, 2013. The Company is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Related Fund Management, LLC (the "Parent").

    The Company acts primarily as a broker or dealer selling private placements of securities under the EB-5 Immigrant Investor Program. The issuers of the private placements are affiliated entities.

2. **Summary of Significant Accounting Policies**

    Basis of presentation
    These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Revenue Recognition
    The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Revenue recognition is applicable to private placement contracts with investors and affiliates for which the Company earns commission income and interest fees.

    Commission income:
    The Company earns revenue by way of commissions that are recognized at the point in time that the performance obligation under the arrangement is completed as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point.

    Interest fees:
    Additionally, the Company earns an interest fee from each respective issuer, an affiliate, on the total outstanding amount of investor capital contributions. Interest fees are recognized over time as this timing matches the period at which the customer receives and consumes the benefits provided by our performance.

    Expenses directly associated with such transactions, such as foreign finders' fees, are deferred until the related revenue is recognized. During 2019, the Company incurred costs to foreign finders of which approximately $10,042,000 remains unpaid at December 31, 2019.

2.   **Summary of Significant Accounting Policies (continued)**

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Financial instruments not measured at fair value

Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Due from escrow agent

The Company, pursuant to a third-party escrow agreement, is required to maintain a $250,000 deposit with the escrow agent.

Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over 10 years.

Operating lease

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the condensed consolidated statements of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements.

Under the effective date transition method selected by the Company, leases existing at, or entered into after January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical Accounting Standards. In applying ASC 842, the Company made an accounting policy election not to recognize the right-of-use assets and lease liabilities relating to short term leases.

Income taxes

As a limited liability company, the Company is not liable for U.S. federal income taxes, but rather income or loss is allocated to its Members; the Members are then liable for any income taxes.

2.   **Summary of Significant Accounting Policies (continued)**

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

In the normal course of business, the Company is subject to examination by federal, state and local income tax regulators. As of December 31, 2019, the Parent and the Company's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination since 2014.

3.   **Transactions with Affiliates**

An affiliate provides to the Company payroll, pension, and employee benefit administrative services for the Company's associated persons and office and administrative services for the Company to operate its business. The Company occupies office space pursuant to an amended lease with an affiliate that will expire on January 31, 2020. The amended lease also provides for two, one-month extensions. The total amount due to the affiliate, at December 31, 2019, is approximately $148,000.

The Company acts as placement agent for issuers that are affiliated entities. At December 31, 2019, commission revenue due from these related entities was $435,150.

The Company is paid an interest fee from each respective affiliated issuer on the total outstanding amount of investor capital contributions. The Company earned fees from these affiliated entities of which $2,315,924 remains unpaid at December 31, 2019.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

During the year ended December 31, 2019, the Company made distributions to its Parent in the amount of $1,500,000.

Related Financial Services, LLC
(A Wholly Owned Subsidiary of Related Fund Management, LLC)

Notes to Financial Statement
December 31, 2019

4. **Fixed assets**

   Fixed assets at December 31, 2019 consists of:

Furniture and fixtures	$ 19,560
Leasehold improvement	125,144
	144,704
Less: Accumulated depreciation and amortization	(60,230)
	$ 84,474

5. **Contingencies**

   In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Management believes that the likelihood of such an event is remote.

6. **Regulatory Requirements**

   The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative method, net capital, as defined, shall not be less than $250,000. At December 31, 2019, the Company had net capital of approximately $8,779,000 which exceeded the required net capital by approximately $8,529,000.

   The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. **Commitments**

   The Company leases its office space from an affiliate under a noncancelable operating lease extension expiring on February 29, 2020. There remains one additional unexercised extension through March 31, 2020.

   The approximate aggregate minimum future payments under the lease including required payments for increases in real estate taxes but exclusive operating cost escalations for 2020 is approximately $35,000.

8. **Subsequent Events**

   Management of the Company has evaluated events or transactions that may have occurred since December 31, 2019.

   Effective February 12, 2020 the Parent assigned all of its interest in the Company to RFM Holdco LLC.